EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following summarizes the material terms of the capital stock of The Cato Corporation (the “company,” “we,” “us” and “our”), as well as certain provisions of the laws of the State of Delaware, under which the company is incorporated, and our restated certificate of incorporation and our by-laws.  The description is intended as a summary, and is qualified in its entirety by reference to applicable provisions of Delaware law and our restated certificate of incorporation and our by-laws, copies of which have been filed as exhibits to this Annual Report on Form 10-K. Our Class A common stock is the only class of our securities registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Our authorized capital stock consists of 65,100,000 shares, consisting of: (i) 50,000,000 shares of Class A common stock, $0.033 par value per share; (ii) 15,000,000 shares of Class B common stock, $0.033 par value per share; and (iii) 100,000 shares of preferred stock, $100.00 par value per share.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our Class A and Class B common stock are entitled to receive separate dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. No cash dividend may be paid to the holders of Class B common stock unless an equal or greater dividend, on a per share basis, is paid to the holders of Class A common stock. In case of dividends payable in stock of the Company other than preferred stock, only shares of Class A common stock may be distributed with respect to Class A common stock, and only shares of Class B common stock, in an amount per share equal to the amount per share distributed with respect to the Class A common stock, may be distributed with respect to Class B common stock. No stock dividend may be paid, and no stock split, reverse stock split, reclassification or recapitalization of the Class A common stock, and no such transactions resulting in a decrease of the number of outstanding shares of Class B common stock, may be effected unless the ratio of the number of shares of Class B common stock outstanding immediately following such transaction to the number of shares of Class B common stock outstanding immediately prior to such transaction is the same as the ratio of the number of shares of Class A common stock outstanding immediately following such transaction to the number of shares of Class A common stock outstanding immediately prior to such transaction.

Voting Rights

The holders of our Class B common stock are entitled to ten votes per share, and holders of our Class A common stock are entitled to one vote per share. The holders of our Class A common stock and Class B common stock vote together as a single class, unless otherwise required by law. Delaware law and our certificate of incorporation could require either holders of our Class A common stock or our Class B common stock to vote separately as a single class if we were to seek to amend our certificate of incorporation in a manner that alters or changes the powers, preferences or special rights of a class of stock in a manner that affected its holders adversely, in which case that class would be required to vote separately to approve the proposed amendment and would need the affirmative vote of two-thirds of the affected class to carry the proposed amendment.  If, however, we were to seek to amend our certificate of incorporation to increase the authorized number of shares of either Class A or Class B common stock, such action may be taken by the affirmative vote of a majority of all votes entitled to be voted by the holders of the Class A and Class B common stock voting as a single class.

Stockholders do not have the ability to cumulate votes for the election of directors.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and, except as discussed below under “Restrictions on Transfer of Class B Common Stock and Conversion,” is not subject to conversion, redemption or sinking fund provisions.

Restriction on Transfer of Class B Common Stock and Conversion

Our restated certificate of incorporation provides that shares of Class B common stock may be transferred only to certain “permitted transferees” consisting generally of the lineal descendants of holders of Class B common stock, trusts for their benefit, corporations and partnerships controlled by them and the Company’s employee benefit plans. Any transfer of Class B common stock in violation of these restrictions, including a transfer to the Company, results in the conversion of the transferred shares of Class B common stock held by the transferee into an equal number of shares of Class A common stock.  Holders of Class B common stock may elect at any time to convert their shares of Class B common stock, on a one-for-one basis, into shares of Class A common stock.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation or winding-up, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock, the holders of Class A common stock are entitled to receive out of the net assets legally available for distribution to our stockholders a preferential distribution of $1.00 per share.  After payment or provision for payment of this preferential amount, holders of Class A common stock and Class B common stock are entitled to share ratably in such remaining net assets of the company.

Preferred Stock

Subject to limitations prescribed by Delaware law, our board of directors is authorized to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions.  The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company.

In 2003, our board of directors exercised its authority to create a series of preferred stock designated as Series A Junior Participating Preferred Stock in connection with our adoption of a stockholder rights plan, which has expired. No shares of Series A Junior Participating Preferred Stock have been issued, and all rights to acquire shares of Series A Junior Participating Preferred Stock under such stockholder rights plan have expired.

Anti-Takeover Provisions

So long as the outstanding shares of our Class B common stock represent a significant amount (46.1% as of March 18, 2020) of the combined voting power of our common stock, John P.D. Cato, our President and Chief Executive Officer, may be able to control or significantly influence all matters submitted to our stockholders for a vote, as well as the overall management and direction of our company, which may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Even if and after such time as the shares of our Class B common stock no longer represent a significant amount of the combined voting power of our common stock, certain provisions of Delaware law, our restated certificate of incorporation and our by-laws may have the effect of delaying, deferring or discouraging another person from acquiring control of our company.

Section 203 of the Delaware General Corporation Law

We are a Delaware corporation and consequently are also subject to certain anti-takeover provisions of the Delaware General Corporation Law (“DGCL”). Subject to certain exceptions, Section 203 of the DGCL prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless (a) the interested stockholder attained such status with the approval of the corporation’s board of directors, (b) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, exclusive of shares owned by directors who are also officers and by certain employee stock plans or (c) at or subsequent to such time, the business combination is approved by the board of directors and authorized by the affirmative vote at a stockholders’ meeting, and not by written consent, of at least 66-2/3% of the outstanding voting stock which is not owned by the interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving the corporation and the “interested stockholder” and the sale of more than 10% of the corporation’s assets.  In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the corporation’s outstanding voting stock, and any entity or person affiliated with or controlling or controlled by such entity or person. Section 203 makes it more difficult for an interested stockholder to effect various business combinations with a corporation for a three-year period. This statute could prohibit or delay mergers or other takeover or change in control attempts not approved in advance by our board of directors, and, as a result, could discourage attempts to acquire us.

Restated Certificate of Incorporation and By-law Provisions

Even if and after such time as the shares of our Class B common stock no longer represent a significant portion of the combined voting power of our common stock, our restated certificate of incorporation and by-laws include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our company, including the following:

•             Supermajority Approvals. Our restated certificate of incorporation generally provides that it may not be amended without approval of two-thirds of the combined vote of our then-outstanding shares of Class A and Class B common stock. However, as discussed above, if an amendment would adversely affect the rights or powers conferred on particular class of common stock (other than an increase in the authorized amount of shares of a class), holders of that class are entitled to vote separately on the amendment and must approve it by two-thirds of the votes entitled to be voted by that class. These provisions have the effect of making it more difficult to amend our certificate of incorporation to remove or modify certain provisions.

•             Classified Board.  Our restated certificate of incorporation provides for a classified board, with directors serving staggered three-year terms. Accordingly, the number of directors to be elected at an annual meeting will be only approximately one-third of the size of the board, which could discourage a third party from initiating a proxy contest, making a tender offer for our common stock or otherwise attempting to gain control of our Company.

•             Number of Directors; Filling Vacancies; Removal.  Our restated certificate of incorporation and by-laws provide that our board will consist of not less than five nor fifteen members, with the exact number of directors to be fixed by resolution of the board. In addition, our restated certificate of incorporation and by-laws provide that a board vacancy, as well as any newly created directorship resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors then in office even though that may be less than a quorum of the board. Delaware law provides that, if a Delaware corporation has a board of directors classified into different terms of office, its directors may only be removed for cause. These provisions will prevent stockholders from removing incumbent directors without cause and from filling any vacancies on the board with their own nominees.

•             Advance Notice Requirements for Stockholder Proposals and Director Nominations.  Our by-laws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our by-laws also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•             Blank Check Preferred Stock. Our board of directors has the authority, without further action by the stockholders, to issue up to 100,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Listing

Our Class A common stock is listed on the New York Stock Exchange under the symbol “CATO.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.